FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 19, 2005

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

January 19, 2005

PAN AMERICAN SILVER FILES SHELF PROSPECTUS
(all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) has filed a preliminary short form shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $150 million during the next 25 months on similar terms to potential purchasers anywhere in these provinces and the United States.  The proceeds from any such offerings will be used by the Company to fund development of the Alamo Dorado project, development of the Manantial Espejo project, expansion of the Morococha mine, ongoing exploration programs, working capital requirements or for other general corporate purposes. At this time the Company has no immediate plans to make any offerings; however, the size, nature and timing of any offerings will be based on the Company’s future funding needs and on general market conditions.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. A copy of the prospectus may be obtained from the Company’s Vice-President, Corporate Relations.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

- End -

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6.  TEL 604.684.1175   FAX 604.684.0147

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: January 19, 2005